Exhibit 8.1

List of Subsidiaries of Telefônica Brasil S.A.

Subsidiaries	2021
Terra Networks Brasil S.A.	100.00%
Telefônica Transportes e Logística LTDA	99.99%
POP Internet Ltda.	99.99%
Vivo Money Credit Rights Investment Fund	100.00%
Aliança Atlântica Holding B.V.(1)	50.00%
Companhia AIX de Participações (1)	50.00%
Companhia ACT de Participações (1)	50.00%

(1)	jointly controlled